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VIA EDGAR

February 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention:	Christina Chalk

Re:	Beacon Roofing Supply, Inc.

Schedule 14D-9 filed February 6, 2025

SEC File No. 5-80234

Ladies and Gentlemen:

On behalf of Beacon Roofing Supply, Inc. (“Beacon”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 13, 2025, with respect to Beacon’s above-referenced Schedule 14D-9 filed on February 6, 2025 (as otherwise amended to the date hereof, the “Schedule 14D-9”). In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with Beacon’s response in ordinary typeface. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 14D-9.

Schedule 14D-9 filed February 6, 2025

Reasons for the Recommendation, page 29

1.	Refer to the last paragraph on page 29. Identify by footnote or otherwise the twelve brokers referenced, including the six who you assert have reported price targets for Beacon’s Shares above the Offer price.

Response:

Beacon acknowledges the Staff’s comment and will file an amendment to the Schedule 14D-9 to revise the disclosure in Item 4 under the heading “Reasons for the Recommendation—(I) The Offer ignores the Company’s track record of executing on its strategic plans and delivering results, and is inadequate and does not deliver a compelling valuation to shareholders.” to state the following (bold and underline reflects new disclosure):

“In addition, six out of twelve brokers who have reported their price targets as of January 14, 2025 have set their targets for the Company’s Shares above $124.25.2”

2	As of January 14, 2025, The Benchmark Company, LLC, J.P. Morgan, RBC Capital Markets, Loop Capital Markets, BMO Capital Markets, Thompson Research Group, Baird, Stifel Nicolaus, Raymond James, Stephens Inc, Jefferies and Truist Securities had reported price targets for the Company, the first six of which set their targets above $124.25.

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
February 20, 2025

2.	Refer to the disclosure in the first full paragraph on page 32 stating that in response to the public disclosure of QXO’s offer, the Board authorized its financial advisor J.P. Morgan to reach out to a group of third parties to explore possible “alternatives to the Offer and the Company’s standalone plan...” Refer to Item 7 of Schedule TO and Item 1006(d) of Regulation M-A. Revise to state whether or not the Company is engaged in any negotiations that could result in any of the matters enumerated in Item 1006(d)(1)(i) or (ii). We direct your attention to the Instruction to Item 1006(d)(1) regarding disclosure that should be provided where negotiations are in a preliminary stage. To the extent applicable, please additionally provide the disclosure required by Item 1006(d)(2).

Response:

Beacon advises the Staff that Beacon is not currently engaged in any negotiations required to be disclosed by Item 1006(d) of Regulation M-A. As noted in the Schedule 14D-9, on January 19, 2025, the Board authorized J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there are available alternatives to the Offer and the standalone plan of Beacon that would be in the best interests of Beacon and its stockholders. The Instruction to Item 1006(d)(1) is not applicable at this time as Beacon’s outreach to a limited group of third parties has not yet led to negotiations. Beacon acknowledges the Staff’s comment and will update the Schedule 14D-9 accordingly if and when required pursuant to Item 1006(d) of Regulation M-A.

General

3.	The opinions of J.P. Morgan Securities and Lazard Freres state that neither opinion expresses a view of the fairness of the Offer from a financial point of view, but both opine that the consideration payable in the Offer is “inadequate” from a financial point of view. So that shareholders may better understand the substance of the opinions, where you discuss them and the Board’s reliance on its fairness advisors in recommending rejection of the Offer, explain the difference between finding the Offer consideration inadequate versus failing to find it fair in this context.

Response:

Prior to filing the Schedule 14D-9, Beacon sought financial advice from each of its financial advisors—J.P. Morgan and Lazard. In providing their inadequacy opinions, these financial advisors did not opine on the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer. Instead, J.P. Morgan and Lazard each separately opined that the consideration proposed to be paid in the Offer was inadequate from a financial point of view to Beacon’s stockholders (other than QXO and any of its affiliates). These inadequacy opinions are distinct from a fairness opinion: whereas a fairness opinion addresses whether, in the opinion of the financial advisor, an offer price is within a range of fair values to the stockholders, the inadequacy opinions of J.P. Morgan and Lazard address whether, at the time the opinions were rendered, the offer price sufficiently compensates stockholders for the value of their shares, taking into account a range of factors such as, among other things, each financial advisor’s view of the target company’s intrinsic value and whether a greater value could potentially be obtained for stockholders.

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
February 20, 2025

Beacon acknowledges the Staff’s comment and will file an amendment to the Schedule 14D-9 to revise the disclosure in Item 4 under the heading “Reasons for the Recommendation—(VI) Both J.P. Morgan and Lazard have delivered opinions to the Board to the effect that the consideration proposed to be paid pursuant to the Offer is an inadequate price.” to state the following (bold and underline reflects new disclosure):

The Board considered the fact that on February 5, 2025, J.P. Morgan and Lazard each separately rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates).

The full text of the written opinions of each of J.P. Morgan and Lazard, each dated February 5, 2025, which respectively set forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with their respective opinions, are attached as Annex B and Annex C, respectively, to this Statement on Schedule 14D-9. J.P. Morgan and Lazard provided their respective opinions for the information and assistance of the Board in connection with its consideration of the Offer. The separate opinions of each J.P. Morgan and Lazard (i) do not constitute advice or recommendations as to whether any stockholder should tender such stockholder’s shares of Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter, (ii) do not address the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer and (iii) opine only that, based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, as of the dates thereof, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates).

If you have questions regarding the foregoing responses, please contact the undersigned at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai H.E. Liekefett, Sidley Austin LLP

cc:	Christine E. Reddy, Beacon Roofing Supply, Inc.
Leonard Wood, Sidley Austin LLP
Eric M. Swedenburg, Simpson Thacher & Bartlett LLP
Lee A. Meyerson, Simpson Thacher & Bartlett LLP